

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

November 13, 2008

<u>VIA U.S. MAIL</u>

Mr. Randall Lay
Chief Financial Officer
Lazy Days' R.V. Center, Inc.
6130 Lazy Days Boulevard
Seffner, Florida 33584-2968

   RE: **Lazy Days' R.V. Center, Inc.**
      Form 10-K for the fiscal year ended December 31, 2007
      File No. 333-118185

Dear Mr. Lay:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

          Sincerely,

          Brian Cascio
          Accounting Branch Chief